UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Fifth Amendment to Share Exchange Agreement

On January 17, 2012, SearchMedia Holdings Limited (the "Company"), Earl Yen, the
representative for China Seed Ventures, L.P., and on January 23, 2012, Qinying
Liu, the management shareholder representative, entered into the Fifth Amendment
(the "Amendment") to the Agreement and Plan of Merger, Conversion and Share
Exchange, dated as of March 31, 2009, as amended (the "Agreement and Plan of
Merger").  The sole purpose of the Amendment was to delete in its entirety
Section 12.4 of the Agreement and Plan of Merger pertaining to the composition of the Board of Directors of the Company.

Below is the text of Section 12.4 of the Agreement and Plan of Merger, which was deleted in its entirety pursuant to the Amendment:

“Board Composition. Ideation shall take such action, including amending its bylaws, as may be required to cause the number of directors constituting the
Combined Board immediately after the Closing to consist of eight (8) persons, for a period commencing on the Closing Date and ending not sooner than the third anniversary of the Closing Date. Ideation shall have received the resignation of a sufficient number of current directors (which resignation may be conditioned upon the Closing of the Share Exchange) to allow for the election of the
Director Nominees pursuant to this Section, and the remaining members of the
Ideation Board shall have elected the other Director Nominees (as hereafter defined) as members of the Combined Board, effective upon the Closing, to fill the vacancies created by such increase in the size of the board and such resignations. Each Director Nominee shall serve as a director for a term expiring at ID Cayman’s next annual meeting of stockholders following the
Closing Date and until his or her successor is elected and qualified. “Director
Nominees” means (i) four (4) persons nominated by the Ideation Representative
(at least two (2) of whom shall be “independent directors” as such term is defined in the rules and regulations of AMEX (“Independent Directors”) and at least one (1) of whom must be a non-U.S. citizen) and (ii) four (4) persons nominated by the SM Shareholders’ Representatives in accordance with Section
16.5(b) of this Agreement (i.e., by a majority in number of such SM
Shareholders’ Representatives), at least three (3) of whom shall be Independent
Directors, and at least three (3) of whom shall be non-U.S. citizens).”

Press Release Issued February 8, 2012
On February 8, 2012, the Company issued the following press release attached as
Exhibit 99.1.

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: February 8, 2012	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Issued February 8, 2012